

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A
REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

LLOYDSHARE USA, INC.
A DELAWARE CORPORATION

With principal offices at:

2140 PROFESSIONAL DRIVE, SUITE 120
ROSEVILLE, CA 95661

Agent for service of process:

ROGER BURK, ESQ.
2140 PROFESSIONAL DRIVE, SUITE 120
ROSEVILLE, CA 95661
Tel: (916) 784-7030

8999	46-1492148
Primary standard Industrial Classification Code Number	*I.R.S. Employer Identification Number*

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART 1—NOTIFICATION

ITEM 1. Significant Parties

(a) The issuer's directors;

Name	Business Address	Residential Address
Martyn J. Ravenhill	2140 Professional Drive, Suite 120, Roseville, CA 95661	Flamingo #6, Marina Vallarta, Puerto Vallarta, Jalisco, 48354, Mexico
Jorge S. Salguero	2140 Professional Drive, Suite 120, Roseville, CA 95661	#314 Malecon Dos. Calle Libertad 2, Col. Centro, Puerto Vallarta, Jalisco, 48300, Mexico
Tracey L. Ravenhill	2140 Professional Drive, Suite 120, Roseville, CA 95661	11 Bushy Hill Drive, Guildford, Surrey GU1 2UH, United Kingdom

(b) The issuer's officers;

Name	Business Address	Residential Address
Martyn J. Ravenhill CEO/President	2140 Professional Drive, Suite 120, Roseville, CA 95661	Flamingo #6, Marina Vallarta, Puerto Vallarta, Jalisco, 48354, Mexico
Jorge S. Salguero CFO	2140 Professional Drive, Suite 120, Roseville, CA 95661	#314 Malecon Dos. Calle Libertad 2, Col. Centro, Puerto Vallarta, Jalisco, 48300, Mexico
Tracey L. Ravenhill Secretary	2140 Professional Drive, Suite 120, Roseville, CA 95661	11 Bushy Hill Drive, Guildford, Surrey GU1 2UH, United Kingdom

(c) The issuer's general partners;

Not applicable.

(d) Record owners of 5 percent or more of any class of the issuer's equity securities;

Name	Business Address	Residential Address
Martyn J. Ravenhill	2140 Professional Drive, Suite 120, Roseville, CA 95661	Flamingo #6, Marina Vallarta, Puerto Vallarta, Jalisco, 48354, Mexico

(e) Beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Same as (d) above. Tracey Ravenhill is the sister of Martyn Ravenhill but disclaims beneficial ownership of Mr. Ravenhill's shares.

(f) Promoters of the issuer;

Mr. Ravenhill is deemed a promoter of the issuer.

(g) Affiliates of the issuer;

Name	Business Address	Residential Address
Lloydshare LTD. INC.	**World Trade Center Calle 53, Marbella Panama, Republic of Panama**	**N/A**

(h) Counsel to the issuer with respect to the proposed offering;

Name	Business Address	Residential Address
Roger Linn, LinnLaw Corporation	**1478 Stone Point Drive, Suite 400, Roseville, CA 95661**	**N/A**

(i) Each underwriter with respect to the proposed offering;

Not applicable.

(j) The underwriter's directors;

Not applicable.

(k) The underwriter's officers;

Not applicable.

(l) The underwriter's general partners;

Not applicable.

(m) Counsel to the underwriter.

Not applicable.

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262. **No.**

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.
Not applicable.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years. **Does not apply.**

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

Not applicable.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The securities will be offered in the following states by officers and agents of the Company:

California – Qualification by coordination
Colorado –Qualification by exemption
Florida – Qualification by coordination
Hawaii – Qualification by exemption
Nevada – Qualification by coordination

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state: **None.**

(1) the name of such issuer;

(2) the title and amount of securities issued;

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

(4) the names and identities of the persons to whom the securities were issued.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a). **Not applicable.**

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.
Not Applicable.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

Lloydshare LTD. INC. (a Panamanian corporation and an affiliate) has been offering and selling Loyalty Repayment Warranties in European countries and parts of Asia since 2005. No offers or sales of Loyalty Repayment Warranties have ever been made in the United States.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution; **Not applicable.**

(2) To stabilize the market for any of the securities to be offered; **Not applicable.**

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation. **Not applicable.**

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed. **Not applicable.**

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection. **Not applicable.**

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers. **Not applicable.**

OFFERING CIRCULAR
FOR
LLOYDSHARE USA, INC.
2140 Professional Drive, Suite 120
Roseville, CA 95661
Phone #: (323) 244-2124 Ext. 5501

This Offering Circular relates to the public offering of up to $5,000,000 of Loyalty Repayment Certificates (hereafter also referred to as the "Securities" or "LRP Certificates") by Lloydshare USA, Inc., a Delaware corporation (hereafter referred to as "Company" or "Lloydshare").

The LRP Certificates represent participation in the Company's Loyalty Repayment Plan, which will be offered and sold to persons or entities that have recently purchased vacation packages including use of resorts and clubs as well as cruises and tours. The Loyalty Repayment Plan allows a person to pay an amount equal to 15% of the vacation package purchase price to Lloydshare and in return, Lloydshare will invest this amount for 25 years, at the end of which time Lloydshare will repay to the Plan participant an amount equal to the original purchase price of the vacation package. The LRP Certificates will be sold only through employees and/or agents of Lloydshare. There will be no underwriters participating in this offering.

The Company may amend or supplement this Offering Circular from time to time by filing amendments or supplements as required. A purchaser should read the entire Offering Circular and any amendments or supplements carefully before making an investment decision.

Title of Securities to be Qualified*	Price to public	Underwriting discount and commissions	Maximum Proceeds to issuer
Loyalty Repayment Plan Certificates	15% of associated vacation ownership purchase price	None	$5,000,000

*The Company will bear all costs, including legal and accounting costs, relating to this Regulation A offering.

The Securities will be offered on a best efforts basis with no minimum offering required. Proceeds will not be held in an escrow account but will be invested by the Company on the Plan participant's behalf.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

INVESTING IN THE SECURITIES OFFERED HEREIN INVOLVES A HIGH DEGREE OF RISK INCLUDING THAT THE PROCEEDS FROM THIS OFFERING WILL BE INVESTED FOR A PERIOD OF 25 YEARS AND THAT THE INVESTOR'S PURCHASE PRICE IS FORFEITABLE UNDER CERTAIN CIRCUMSTANCES. CONSEQUENTLY AN INVESTOR SHOULD PURCHASE SECURITIES ONLY IF THE INVESTOR CAN AFFORD A COMPLETE LOSS OF HIS/HER INVESTMENT. AN INVESTOR SHOULD CONSIDER CAREFULLY THE "RISK FACTORS" BEGINNING ON PAGE 4 OF THIS OFFERING CIRCULAR.

THE DATE OF THIS OFFERING CIRCULAR IS _______________, 2013

TABLE OF CONTENTS

SUMMARY INFORMATION

Lloydshare USA, Inc. (the "Company" or "we" or "us") will offer and sell interests in the Company's Loyalty Repayment Plan in the United States whereby persons who are purchasing a vacation ownership at selected resorts/clubs may (but are under no obligation to) participate in the Loyalty Repayment Plan by paying an amount equal to 15% of the purchase price of the linked vacation ownership. "Vacation ownership" as used herein includes vacation time-shares, fractional ownership and other forms of shared ownership and use of vacation resorts, clubs and related amenities, as well as cruises, tours and related travel. Participants (referred to as "Plan participants" or "you") will be issued a LR Certificate indicating their participation in the Loyalty Repayment Plan and entitling them to a payment equal to the original vacation ownership purchase price at the end of a period of 25 years. During the 25 year period (the "Investment Period") the Company will deposit the proceeds from the sale of LRP Certificates in a US bank from which the Company's investment advisors, CAL Consulting International, will establish investment portfolios held in The British Isles which will be managed by CAL Consulting International, an investment advisor. At the end of the Investment Period, assuming there has been no forfeiture of the LR Certificate, the Plan participant will receive a lump sum payment equal to his/her original vacation ownership purchase price amount. The Company's revenues will come solely from investment returns which exceed the actuarially required rate of return to fund all loyalty repayment obligations as they become due at the end of the Investment Period.

RISK FACTORS

THE SECURITIES OFFERED HEREBY ARE HIGHLY SPECULATIVE. EACH PROSPECTIVE INVESTOR SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AS WELL AS THE OTHER INFORMATION SET FORTH ELSEWHERE IN THIS OFFERING CIRCULAR PRIOR TO PURCHASING THE SECURITIES OFFERED HEREBY.

Startup Business; No Operating History. The Company was organized in November 2012 and has never commenced operations. As a result, the Company has no operating history and therefore investors have no operating data or results on which to base an evaluation of the Company's business and prospects. While the Company will be using an investment program similar to one being offered by its affiliate, Lloydshare LTD., Inc., the Company's prospects must be considered in light of the risks, problems, uncertainties, delays and expenses encountered by any business in its development stage, some of which are beyond the Company's control. The Company's failure to successfully address these start-up risks and uncertainties could have a material adverse effect on the Company's financial conditions and investment results.

Investment in the Company's Securities is for a Long Term. The Company is offering securities designated as Loyalty Repayment Certificates (the "LR Certificates"). The terms of the investment provide that the purchase price will be invested over a period of 25 years, at the end of which time the Plan participant will be paid a specified sum (which will be equal to the purchase price of the vacation ownership associated with the LRP Certificate). During the 25 year investment period (the "Investment Period") the Plan participant will not have access to and cannot withdraw any of the invested funds. Consequently, invested funds will not be available to the Plan participant to meet personal needs or emergencies. A Plan participant should have sufficient assets such that the inability to access this invested capital will not create an undue hardship on the Plan participant.

The Invested Funds are subject to Forfeiture. As a condition to payment of the specified sum at the end of the Investment Period, the Plan participant must continually be in compliance and current with all terms and provisions applicable to the vacation ownership associated with the LRP Certificate. This includes compliance with all rules and regulations applicable to the use of the vacation ownership and staying current in all club or resort Vacation Owner Association dues and all maintenance and other associated fees and the vacation ownership must always be kept in good standing. The failure to comply with any of the vacation ownership rules or regulations, or the failure to pay any dues or fees, upon the due date, can cause an immediate and total forfeiture of the funds invested on behalf of the Plan participant.

Transfer of Invested Funds is Restricted. During the Investment Period, the invested funds can only be transferred under limited circumstances such as to a subsequent owner of the vacation ownership associated with the LRP Certificate. Even if a transfer occurs, the transferee must continue to maintain compliance with the LRP Certificate Terms and Conditions and will not have access to or the ability to withdraw any invested funds until the Investment Period has elapsed. During the Investment Period, the invested funds cannot be pledged as collateral or encumbered in any way and any attempt to do so will be null and void.

The Invested Funds will be maintained outside the United States. Invested funds will initially be deposited in a US Bank and managed through investment portfolios maintained offshore in favorable tax and investment jurisdictions. As such, invested funds will be subject to the laws of a foreign country and subject to fluctuations in foreign currency/investment markets. While the Company believes it can achieve higher rates of return and favorable tax treatment by maintaining its investments offshore, such investments might not have the stability or safety of investments maintained in the US.

Plan Participant will have no Control over how Funds are Invested. All investment decisions relating to the Plan participant's funds will be made by an investment advisor hired by the Company to manage all Plan participant funds collected by the Company. A Plan participant will have no right to direct or have any input whatsoever in any of the investment decisions relating to the invested funds.

Adequate Return on Investment is not Assured. There is no assurance that the Company's investment strategies will result in sufficient funds being available to pay the specified sum at the end of the Investment Period. While the Company's management has several years of experience in successfully managing similar repayment plans available for clubs and resorts in Mexico and the Caribbean, the Company does not secure any investment insurance nor can it guarantee any specific rate of return over the Investment Period or the eventual payment of the specified amount. The invested funds are not guaranteed by any U.S. or foreign governmental agency. Consequently, there is the possibility that the Company will not have sufficient funds available to pay the full specified sum to every Plan participant on the qualified maturity date. Conversely, if the Company should realize better-than-expected investment appreciation, the Plan participant will only receive the specified sum agreed to with any excess returns paid to the Company.

Dependence on Key Personnel. The success of the Company will be largely, if not entirely, dependent upon the management and operational skills and efforts of its principal officers and directors, Martyn Ravenhill and Jorge Salguero. These officers have formulated the overall business objectives and corporate strategy for the Company. The loss of the services of any of these persons for any reason could have an adverse effect on the Company's business prospects. The Company does not maintain key person life insurance on any of its officers or directors. The loss of the services of any of its officers, directors, or key consultants or advisors, may adversely affect the Company's business.

Volatility of Targeted Market Sector. The Company intends to provide its Loyalty Repayment Plan to those persons who have recently made a vacation ownership purchase. This market segment is considered more of a luxury segment and has demonstrated a history of volatility due to uncertain costs and the amount of vacation time and personal wealth available to individuals. These factors may be influenced by volatile financial markets, economic outlook and other factors. The vacation ownership market may encounter such volatility even with well-established vacation owners, which could be manifested by the curtailment in purchasing and/or non-renewal of vacation ownership contracts. Any reductions in the purchase of vacation ownership contracts would result in a smaller pool of potential Plan participants which could result in fewer LR Certificates sold by the Company.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995. Forward-looking statements in this Offering Circular, including, without limitation, statements relating to the adequacy of the Company's resources and expansion plans are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Plan participants are advised that such forward-looking statements involve risks and uncertainties, including without limitation, competition, risks associated with establishing a business, the Company's reliance on key personnel, risks associated with achieving a required rate of return on investments, economic conditions, government regulation, and other risks and uncertainties, many of which are beyond the control of the Company.

Plan Participants will have no Ownership Interest in the Company. Prospective Plan participants will not own any interest in the Company as a stockholder or otherwise. Consequently, a Plan participant will have no ability to influence the discretion of the Board of Directors or officers of the Company through stockholder vote.

FOR ALL OF THE FOREGOING REASONS AND OTHERS SET FORTH IN THIS OFFERING CIRCULAR, THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. ANY PERSON CONSIDERING AN INVESTMENT IN THE SECURITIES OFFERED HEREBY SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH HEREIN. THESE SECURITIES SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD A TOTAL LOSS OF THEIR INVESTMENT WITH THE COMPANY.

PLAN OF DISTRIBUTION

We are offering up to a total of $5,000,000 of Loyalty Repayment Plan Certificates (the "LRP Certificates") on a best efforts basis by direct public offering (the "Offering"), without any involvement of underwriters. The offering price will be determined based upon 15% of the vacation ownership purchase price which the LRP Certificate is linked with. The offering will continue for 12 months or until the maximum offering amount of $5,000,000 is reached, whichever occurs first (the "Offering Period"). We also have the right to terminate this Offering at any time prior to the expiration of the Offering Period. Upon commencement of the Offering we will use our best efforts to sell as many LRP Certificates as possible up to the Maximum Offering amount of $5,000,000. We may accept or reject any subscription amount from any prospective Plan participant in our sole discretion or we may accept only part of a subscription amount. Expenses related to the Offering are estimated to be $30,000 however, the Company will pay all offering expenses and none of the proceeds of this Offering will be allocated to pay offering expenses or commissions.

We will sell the LRP Certificates in this Offering through our officers and Company employees referred to as "Account Executives". They will receive no commission from the sale of any LRP Certificates but may be separately reimbursed by the Company for out-of-pocket expenses. They will not register as a broker/dealer under the 1934 Act in reliance upon Rule 3a4-1 under the Securities and

Exchange Act of 1934 (the "1934 Act"). Certain officers of the Company will register as the issuer-agent in those states requiring such registration.

The Company will publicly advertise the Loyalty Repayment Plan through publications focusing on vacation ownership purchasers and participants. Some vacation resort staff and sales teams will be provided with brochures and other marketing material to give to interested vacation package owners, however no sales can be made by any club or resort employees or agents and the vacation facility will have no interest in the LRP Certificates issued or the Loyalty Repayment Plan.

Under the securities laws of certain states, the LRP Certificates may be sold in such states only through registered or licensed brokers or dealers or persons exempt from such registration. In addition, in certain states the LRP Certificates may not be sold unless they have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

We intend to sell our LRP Certificates initially in the states of California, Colorado, Florida, Hawaii and Nevada, however we may expand the offering into additional states should the officers deem it appropriate to do so.

Interested vacation ownership purchasers or owners will contact the Company's U.S. offices and will be sent an informational packet including a copy of this Offering Circular and Subscription Agreement. Offers and sales can ONLY be made through the Company's offices and no third parties are authorized to make offers or sales of the LRP Certificates.

Procedures for Subscribing

If you decide to subscribe for an LRP Certificate in this Offering, you must:

1. Execute and deliver a subscription agreement indicating your desire to participate in the Company's Loyalty Repayment Plan.

2. Deliver a check, money order or contemporaneous wire transfer for the total investment amount to us.

3. Any subscription may be accepted or rejected, in whole or in part, in the sole discretion of management. Proceeds representing any portion of your subscription not accepted or if the Offering is cancelled, will be promptly refunded to you.

All checks, money orders or certified checks for subscriptions must be made payable to "Lloydshare USA, Inc." and credit card payments and fund wiring instructions will also be arranged upon request.

Once you have submitted your Subscription Agreement, you cannot withdraw or reduce it unless we cancel the entire Offering, or otherwise, in our sole discretion, determine to allow the withdrawal of your Subscription Agreement. Once your Subscription Agreement has been accepted, your investment becomes non-refundable.

Once we have accepted your Subscription Agreement, you will be sent a welcome package to confirm your purchase, including a signed LRP Certificate. You should retain the Certificate in a safe place. Your deposit will be invested and managed by our financial advisors. The Loyalty Repayment Plan is a long term investment. Since it is continually monitored, we can provide you with a current collective valuation whenever you wish, however Plan participant funds will not be maintained in separate accounts but will be aggregated with all other Plan participant funds for investment purposes. Invested funds will not be disbursed to you until the Investment Period and all other Terms and Conditions of your investment have been satisfied.

USE OF PROCEEDS

25% of the proceeds from this Offering will be used by the Company to offset the administrative expenses of setting up each Plan participant's account under the Loyalty Repayment Plan. The remaining 75% of the proceeds from the sale of LRP Certificates will be deposited into the Loyalty Repayment Plan to be invested and managed by the Company's investment advisors. All costs and expenses related to this Offering will be paid by the Company.

DESCRIPTION OF BUSINESS

The Business of Lloydshare USA, Inc.

The Company was formed in 2012 in essence to replicate a similar repayment program which has been available through Lloydshare Limited, Inc. (an affiliate of the Company, hereafter referred to as "Lloydshare LTD.") in the international vacation market for over seven years. As previously indicated, "vacation ownership" or "vacation package" as used herein includes vacation time-shares, fractional ownership and other forms of shared ownership and use of vacation resorts and clubs in addition to cruises, tours and related travel. The Company now seeks to offer and sell participation in the Loyalty Repayment Plan to residents of the United States. The Loyalty Repayment Plan provides for an initial investment (15% of the purchase price of the linked vacation ownership) which, after the investment period of 25 years, results in a payment in an amount which totally reimburses the vacation owner for the original purchase price of his/her vacation ownership. Loyalty Repayment Plan participants will be issued a LRP Certificate ("LRP Certificate") representing their financial interest in, and the terms and conditions of, the Company's Loyalty Repayment Plan.

Utilizing the business principles and organization already established by Lloydshare LTD., the Company will initially deposit Plan participant funds in its U.S. Bank. Plan funds will be invested through Offshore Holding Portfolios located in the British Isles and managed by the Company's investment advisors, CAL Consulting International, which draws on a team of Vacation Ownership Industry Experts with over 30 years' experience. The Company will be the sole owner of all invested funds held on behalf of Plan participants.

We target our marketing towards the better quality vacation clubs, in the most prestigious resorts. We seek potential Plan participants who are far-sighted, credit-worthy individuals, who are likely to appreciate the value of committing to a long term investment which will repay to qualified Plan participants the purchase price of the linked vacation ownership. There is no obligation to participate in the Loyalty Repayment Plan nor is participation a prerequisite for purchasing a vacation ownership.

The Company intends to become a Member and sponsor of ARDA [American Resort Development Association], in which the Company will be involved in the Vacation Ownership Industry and well placed to select preferred vacation resort partners. ARDA membership provides access to over 1,100 members in more than 30 countries, and allows the Company to stay current on legislative changes, industry trends and economic impacts worldwide. Full details and benefits of our ARDA membership are contained on our company website.

We take a Set-up Fee of 25% of the LR Certificate purchase price to cover administrative costs of setting up each Plan participant's account. However, our future profits, if any, rely on the successful growth of your investment. We will derive income from investment gains realized by the Loyalty Repayment Plan assets which exceed the actuarially required rate of return to fund all loyalty repayment obligations as they become due at the end of the investment period. Our business will also benefit from the opportunities provided by Offshore investing and the favorable tax treatment from the Loyalty Repayment Plan investment portfolios located offshore.

At the current time Mr. Ravenhill and Mr. Salguero are spending approximately 50% of their working hours on Company business. The Company has no employees but expects to hire Account Executive employees during 2013.

The Loyalty Repayment Product

The Company's repayment plan has been specifically designed to meet the needs of people who have bought vacation ownerships. The Company offers an investment plan to provide the owner a lump sum payment in 25 years which will equal the original vacation ownership purchase price. Lloydshare LTD. was the first company worldwide to offer such a repayment plan. The Company will now offer and sell a similar plan in the United States. For many reasons, this program has been well received by both Vacation Resort owners and members around the world beginning in 2006.

The Loyalty Repayment Plan came into being as a result of discussions with Vacation Resort Directors, who receive continual feedback from members on their experience of vacation ownership. Even with the assurance of luxury, high class vacations for years in advance, the purchase of a vacation ownership can be a major expense. We came to realize that many vacation package owners would be interested in a program to eventually get their vacation package purchase price repaid. This is quite possible if a well-conceived investment plan is properly managed over a fixed term. A repayment plan allows the Company to invest your money and provide you with a lump sum on maturity, if you meet the Terms and Conditions.

We see the concept of a loyalty repayment plan as the future for the industry, supporting vacation costs by the management of a structured, linked, long term investment fund. The idea is not new. For decades, a high proportion of European property purchases have been based on banking loans which are linked to stock market investments. These investments provide final funds sufficient to repay the initial loan in full, often with substantial profits. A term of 25 years allows an excellent investment period for long-term growth. The repayment plan is linked to a vacation package owner's continued compliance with the terms and payments required by the linked vacation resort. This encourages vacation package owners to maintain their properties, pay fees timely and otherwise abide by the terms and conditions of the linked vacation resort.

We invest flexibly over the term, and on maturity, our qualified Plan participants have a period of 365 days in which to claim their repayment. (But see Terms and Conditions.) Payment is limited to the specified amount shown on the LRP Certificate, irrespective of the performance of our investments. This provides a predictable and reliable return for our Plan participants.

The investments are not held in individual participant names but are combined with all other participant investments to achieve investment economies of scale. Each Plan participant will hold an LRP Certificate representing an undivided share of the entire investment pool representing his or her potential specified repayment amount. Since we manage the investments for the full duration and the repayment amount is fixed, any investment value fluctuations are absorbed by the Company.

The fixed sum payout we offer means, in effect, that any investment risk is being absorbed by the Plan portfolios and, in accordance with the Terms and Conditions, the projected payout will be exactly what the Plan participant is expecting. Furthermore, our investments qualify for favorable tax treatment under offshore tax regulations.

The 15% cost to participate in the Loyalty Repayment Plan is a relatively small price to pay in order to have the entire purchase price of the vacation ownership reimbursed in full. Given that the size of the Loyalty Repayment Plan purchase price is small, the Company does not provide for an early surrender option as this is not deemed to be in the best interest of either the participant or the Company, and actually impacts adversely on administrative costs and investment strategy of the Plan portfolios. For this reason the LRP Certificate will not have any early surrender value, and to qualify for repayment, the vacation package Owner must comply with the Terms and Conditions of the Plan for the full 25 year Investment Period.

In addition, in some cases there is the ability to increase the repayment amount of the LRP Certificate in order to accommodate the repayment of other vacation ownership related expenses, like airline tickets to and from your vacation ownership resort and maintenance fees charged by your vacation resort in addition to the reimbursement of the original purchase price of your vacation ownership. The initial purchase price of the LRP Certificate will be adjusted accordingly to reflect 15% of these additional expenses. This is known as "upgrading," and is arranged directly with Company representatives. Upon acceptance by the Company, the Plan participant will receive an "Upgraded LRP Certificate".

The Concept Of Offshore Investing

Our team's expertise both in investment banking, and the Vacation Ownership Industry, has enabled us to craft a specific fixed-term investment strategy, designed to complement the Vacation Ownership package by providing funds to repay the entire vacation ownership purchase price upon maturity. In order to achieve the necessary investment rates of return we will utilize the benefits and opportunities of investing in international markets and the benefits of favorable tax treatment on investment income.

The concept of investing Offshore is very simple. It is the keeping of money in a jurisdiction other than one's country of residence. When you have money in your country of residence, there are taxes due on income and investments. However, if investments are made in Tax Favorable countries, (which we refer to as "Offshore"), the money can grow tax free. There are numerous locations in the Caribbean, Europe and even Latin America, that allow money to be kept without any fees whatsoever charged by the local government. You should consult with your own tax advisor regarding the tax liabilities on the final payout sum.

Historically, countries offering favorable tax regulations have included Switzerland, Liechtenstein, Luxembourg, Austria, Hungary, The Isle of Man, Mexico, The Channel Islands, Nevis, The Bahamas, The British Isles and The Cayman Islands. The Company expects to establish and maintain its investment portfolios in The British Isles.

Tax laws differ greatly amongst these countries, and some are more secure than others. The Company will take advantage of these favorable offshore tax rules in addition to its investment returns, which allows the Company the ability to provide the full promised payout with so small an initial investment. For worldwide political and economic reasons, the merits of Offshore investing can vary over the investment period. These external factors as well as the internal rate of return on investments will be monitored by the Company's investment advisors throughout the investment period.

Our investments will not be held in individual Plan participant's names but are held on a collective, undivided basis in the Company's portfolios. All growth and interest will be credited to us, in order that we have sufficient funds to pay the repayment obligations at maturity and, if investment performance permits, to provide operating revenue to the Company which is the sole source of income to the Company. The anticipated investment portfolio allocation is set forth below.



Column1
REAL ESTATE
5%
PRECIOUS METALS
12%
MANAGED
FUTURES
11%
CASH
8%
BONDS
16%
STOCKS
48%

Working In Partnership With Vacation Clubs and Resorts

Exclusive and high quality Vacation Clubs are currently leading the field in preferred destinations worldwide. Vacationers make the choice of a lifetime and select a place to return to regularly, or share with family and friends. They make a long term recreational investment, and, as vacation package owners, they will often watch their premium vacation resort improve each year, as top resort developments raise their accommodation standards.

A successful Vacation Club provides a "win-win" situation for everyone. Not only can the Club continually improve its facilities, but it provides a reliable return destination for vacationers and directly supports the local economy and levels of employment in the host communities. No longer solely the province of the wealthy, ownership Vacation Clubs offering vacation ownerships today enable more and more people to afford and enjoy top quality facilities at stunning locations around the world with vacation ownership packages suitable for virtually every budget.

Despite the potential enjoyment and affordability of today's vacation ownerships, the industry track record confirms that a sizable proportion of vacation ownership purchasers do not keep up their memberships for the full term. Resort owners have continually sought ways to encourage each and every vacation owner to stay in compliance with the vacation ownership terms and fees and enjoy the full benefits of vacation ownership, even when their individual circumstances may change. The Loyalty Repayment Plan encourages members' to honor their commitments, by rewarding conscientious owners' loyalty to the ownership responsibilities and provides an incentive to keep utilizing their vacation facilities, year after year.

In such a competitive industry, resorts work hard to maintain the highest standards. This not only applies to the preservation and upkeep of their facilities, but to the conduct of their vacation members and the quality and variety of services offered on their premises. The Company supports this aim by rewarding adherence to the terms and conditions of each vacation ownership program.

Our Loyalty Repayment Plan matures alongside the vacation ownership over a 25-year duration. It is a requirement of our Plan that Plan participants maintain their associated vacation ownership in good standing throughout the 25-year term of the Plan, and that they adhere at all times to their Vacation Club's rules, terms and conditions. (See the Terms and Conditions on the LRP Certificate). Consequently, the Company will necessarily maintain suitable liaison with associated resorts throughout the Plan term to insure compliance with the Terms and Conditions of the Plan.

Our staff will continually strive to ensure that our standards of service are in keeping with the good name and reputation of the resorts with which we are associated. Likewise, the Company will not solicit linkage of its Loyalty Repayment Plan with any disreputable organization or seek to associate with any Vacation Club that fails to meet and consistently maintain the required industry standards.

The Company is a wholly separate and independent company, with legal brokerage entitlements. Any contract of sale in respect of a Company sponsored Loyalty Repayment Plan is a contract solely between the Company and the Plan participant named on the LRP Certificate.

The Vacation Clubs or resorts offering vacation ownership, to which the Loyalty Repayment Plan is linked, will have no access to, or control of, the Plan or its invested funds. Such a club or resort has no part in the financial management aspect of the Plan, and therefore has no liability or responsibility connected with the Loyalty Repayment Plan or its administration or investment portfolios.

Plan of Operation during 2013

Upon qualification to offer and sell LPR Certificates in the United States, the Company will immediately take steps to engage suitable personnel such as Account Executives to assist with the promotion and enrollment in the Loyalty Repayment Plan. Additional office space will be leased in California to accommodate the additional employees. Necessary marketing materials will be prepared and announcements will be made in appropriate conventions and trade publications and suitable press releases and advertising campaigns will be launched. Contact with quality vacation resorts and clubs will be initiated to introduce the Loyalty Repayment Plan. The initial capitalization of the Company will be used to establish Company operations and investment portfolio accounts. The initial capitalization of $100,000 is expected to sustain the Company for 3 to 6 months to establish initial operations. The Company's CEO has pledged additional funding should the need arise to sustain the Company until operating revenue is realized. Officers and Directors of the Company have agreed to delay taking any compensation until operating revenue is sufficient to pay such compensation.

DESCRIPTION OF PROPERTY

The Company's US offices are located at 2140 Professional Drive, Suite 120, Roseville, CA 95661. The Company's offices are shared with the Company's US corporate counsel on a rent-free basis. The rental arrangement is on a month-to-month basis and the space is deemed adequate for its current business operations.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our Board of Directors currently consists of three members. Each director holds office until his/her successor is duly elected by the stockholders. Our executive officers are appointed by the Board of Directors and serve at the discretion of the Board. Our current directors and executive officers are:

Name	Age	Position	Director Since
Martyn Ravenhill	49	President, CEO and Chairman	11/7/2012
Jorge Salguero	42	CFO and Director	11/7/2012
Tracey Ravenhill	47	Secretary and Director	11/7/2012

Martyn Ravenhill has been the Chairman, Chief Executive Officer and President of the Company since its inception on November 7, 2012. Mr. Ravenhill is expected to devote approximately 50% of his working time to Company business. Since 2006 Mr. Ravenhill has been the President and Chief Executive Officer of Lloydshare Limited, Inc., a company formed under the laws of Panama in 2002. He started developing the concept of the Loyalty Repayment Plan in 2002 and in 2006 commenced operating Lloydshare Limited, Inc. and offering the Loyalty Repayment Plan to vacation ownership purchasers residing outside the US. From 1998 to 2006 Mr. Ravenhill served as Sales Director for Krystal International Vacation Club which owns and operates three vacation resorts including one located in Puerto Vallarta, Mexico. As Sales Director, Mr. Ravenhill was responsible for all vacation ownership sales for Krystal International. From 1988-1998 Mr. Ravenhill was Sales Manager for Situr-Vallarta which owns and operates the Hotel Sierra Nuevo Vallarta in Puerto Vallarta, Mexico. As Sales Manager, Mr. Ravenhill supervised the selling of vacation ownerships for the Hotel. For two years prior to joining Situr-Vallarta, he was a vacation ownership sales representative for the Plaza Las Glorias in Cancun, Mexico and the Stella Maris Country Club in Ibiza, Spain.

Jorge Salguero has been the Chief Financial Officer and a Director of the Company since its inception on November 7, 2012. Mr. Salguero is expected to devote approximately 50% of his working time to Company business. Mr. Salguero along with Mr. Ravenhill will be primarily responsible for the day-to-day operations of the Company. Since February, 2006 Mr. Salguero has been an officer and Managing Director of Lloydshare Limited, Inc. where he is in charge of all day-to-day operations including advertising and participation in conventions and trade shows. Prior to joining Lloydshare Limited, Inc. Mr. Salguero worked as a vacation ownership sales representative for Krystal International in Puerto Vallarta, Mexico. From 1997 to 2001 he served as the International Marketing Director for The Salver Toy Company located in Guadalajara, Mexico which produces childrens' toys. In this position Mr. Salguero was responsible for company representations at trade shows and exhibits and liaison with product suppliers and distributors located worldwide. Mr. Salguero studied Business Administration at the Universidad Autonoma de Guadalajara in the early 1990's.

Tracey Ravenhill has been the Corporate Secretary and a Director of the Company since its inception on November 7, 2012. Ms. Ravenhill is expected to devote approximately 20% of her working time to Company business. Ms. Ravenhill joined Lloydshare Limited, Inc. as Corporate Secretary in February, 2011. In this position she handles various administrative duties for that company as well as providing input regarding graphic design work, promotional ideas and marketing research. In addition to her corporate position, since January, 2010 she has also been a teaching assistant for the Merrow C of E Infant School located in Surrey, England. From September 2005 to November 2009 Ms. Ravenhill served as a Deputy Leader in the Raysfield Pre-School located in Bristol, England. Ms. Ravenhill obtained her National Nursery Examination Board certification in December, 1984. Ms. Ravenhill is the sister of and a trusted advisor to Martyn Ravenhill.

Directors serve for a one-year term or until his or her successor is elected and qualified. Our Bylaws currently provide for two to five directors with three directors being the current authorized number.

REMUNERATION OF DIRECTORS AND OFFICERS

The Company paid no remuneration to its officers, directors or significant employees during 2012. Once full operations commence in 2013, the Company plans to commence paying remuneration to its officers and employees from net revenues generated from business operations. However, when such remuneration might commence and at what levels has not be determined at this time.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Title of Class	Name and Address of Owner	Amount Owned After the Offering	Percentage Of Class Owned
Common Stock	Martyn Ravenhill 2140 Professional Drive, Ste. 120 Roseville, CA 95661	100,000	100%
Common Stock	Jorge Salguero 2140 Professional Drive, Ste. 120 Roseville, CA 95661	0	0%
Common Stock	Tracey Ravenhill 2140 Professional Drive, Ste. 120 Roseville, CA 95661	0	0%
Common Stock	All Officers and Directors (3)	100,000	100%

Participants in the Loyalty Repayment Plan will not own any interest in the Company or have any voting rights relating to management and operation of the Company. Purchasers of the LRP Certificates will only have an undivided, pro-rata interest in the Loyalty Repayment Plan assets.

The Company has not granted any options, warrants or other derivative securities rights.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The Company will realize as income all investment gains realized by the Loyalty Repayment Plan assets which exceed the reasonably anticipated required rate of return to fund all loyalty repayment obligations as they become due at the end of the investment period.

SECURITIES BEING OFFERED

The Lloydshare Loyalty Repayment Plan is designed to repay the whole purchase price of your vacation ownership upon completion of the full term of the Investment Period (25 years), by making use of the potential for Offshore investment growth of your LRP Certificate purchase price. It is the long-term, fixed nature of the Plan which helps to ensure the required levels of return on a comparatively small investment, ie 15% of the purchase price of your linked vacation ownership. For example, if you are buying a Hawaiian resort vacation time-share for $10,000, your purchase price to participate in the Loyalty Repayment Plan would be $1,500 which would entitle you to a lump sum payment of $10,000 at the end of the Investment Period. Your participation in the Plan will be represented by an LRP Certificate issued to you at the time of payment of the purchase amount. The LRP Certificate will represent your undivided share of all funds held by the Company to repay your original vacation ownership purchase price. Your purchase amount will be added to all other funds under the Company's management for investment and reporting purposes.

In some cases, additional vacation related expenses can be reimbursed in addition to the original purchase price of the linked vacation ownership. A slightly higher purchase price will be charged for the Upgraded LRP Certificate in order to accommodate the repayment of the other vacation related expenses. The higher purchase price for the Upgraded LRP Certificate will include 15% of the additional vacation ownership related expenses to be repaid. Upon acceptance by the Company, the Plan participant will receive an Upgraded LRP Certificate.

Participation in the Loyalty Repayment Plan has several advantages:

- Tax Free: Your Plan investment allows for tax-free growth.

- Full Reimbursement of the vacation ownership's original purchase price: Your participation in the Loyalty Repayment Plan provides you with a lump sum payment upon maturity. You should consult with your tax advisor regarding the taxable nature of this payment for your particular situation.

- Probate avoidance: Assuming a proper "pay-on-death" designation, your Loyalty Repayment Plan investment will normally not be subject to probate.

- Detailed guidance is contained below explaining how you will be able to claim your repayment, at maturity, including the complete Terms and Conditions which must be satisfied in order to qualify for repayment.

- Prerequisites to payment at maturity: It should be understood that the Loyalty Repayment Plan Terms and Conditions have been fashioned specifically to complement your vacation ownership and is linked to your vacation ownership. You should note the fact that it is a requirement that you, at all times, maintain your linked vacation ownership in good standing and adhere completely to your Resort or Club's payment requirements and rules and regulations pertaining to use. The Company reserves the right to make periodic inquiries to participating resorts/clubs on this point and to require periodic information to be supplied by you concerning the status of your vacation ownership, (for example to document timely maintenance payments or compliance with usage rules).

- Terms and Conditions will not change: From time to time the Company may find it necessary or appropriate to update the Loyalty Repayment Plan with minor variations to the Terms and

Conditions connected with the Plan. However, irrespective of future variations contained in any updated Offering Circulars or published on our website, the Terms and Conditions in effect when you were issued your personal LRP Certificate will remain unchanged and binding on you and the Company. This is why it is necessary that you retain your original LRP Certificate paperwork for presentation at maturity. There could be administrative changes to the Terms and Conditions, imposed by the Company during the term, as a result of improvements or technological enhancements to the Plan. However, any such administrative changes will be provided to you in writing and only applied prospectively.

The Company believes the Loyalty Repayment Plan represents a simple and cost-effective means to recoup the purchase price of your vacation which accrues during the same period you are utilizing your vacation resort. The relatively low percentage cost (15% of the vacation purchase price) has been achieved by simplifying administration at all levels, in order that the Company may focus attention on the most important objective, that of providing for your loyalty repayment. Some of the Terms and Conditions included in your LRP Certificate exist merely to assist us in process streamlining and some exist in order that we may encourage your adherence to the obligations of your vacation resort. There are wider benefits, as well as cost savings, achieved by placing these conditions on your Loyalty Repayment Plan participation. It should be understood, however, that failing to meet the normal and customary obligations set out in your LRP Certificate could extinguish your repayment entitlement. We therefore strongly advise all Plan participants to recognize the need to work with us and to study and follow those Terms and Conditions set forth in the LRP Certificate with care.

During the 25 year Investment Period the Plan participant will not have access to and cannot withdraw any of the invested funds. The Plan does not allow for early withdrawal of invested funds. Consequently, invested funds will not be available to the Plan participant to meet personal needs or emergencies until qualified maturity.

During the Investment Period, the invested funds can only be transferred to a subsequent owner of the vacation ownership linked with the LRP Certificate. During the Investment Period, the invested funds cannot be pledged as collateral or encumbered in any way and any attempt to do so will be null and void.

The LRP Certificate does not entitle the owner to any voting rights and a Plan participant will have no rights to participate in the Company's operations or its investment program.

The Company intends to make available an annual report to all Plan participants summarizing the year's activities and investment results.

Should there be any questions on the exact meaning of any particular provision of the Terms and Conditions provided in your LRP Certificate, Plan participants are welcome to contact us by telephone or email to provide clarification.

PART F/S

The following financials of the Company cover the period from inception (November 7, 2012) through December 31, 2012. Such financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in the United States.

LLOYDSHARE USA, INC.
FINANCIAL STATEMENTS
FOR THE PERIOD FROM NOVEMBER 7, 2012 (INCEPTION)
THROUGH DECEMBER 31, 2012

INDEX TO FINANCIAL STATEMENTS



MICHAEL T. STUDER CPA P.C. | Certified Public Accountant
18 East Sunrise Highway, Suite 311
Freeport, NY 11520
Tel 516.378.1000
Fax 516.546.6220

Accountant's Compilation Report

To the Board of Directors and Stockholder of Lloydshare USA, Inc.

I have compiled the accompanying balance sheet of Lloydshare USA, Inc., a development stage entity, as of December 31, 2012 and the related statements of operations, stockholder's deficiency, and cash flows for the period November 7, 2012 (inception) to December 31, 2012. I have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or provide any assurance about whether the financial statements are in accordance with accounting principles generally accepted in the United States of America.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the compilation in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. The objective of a compilation is to assist management in presenting financial information in the form of financial statements without undertaking to obtain or provide any assurance that there are no material modifications that should be made to the financial statements.



Michael T. Studer CPA P.C.

Freeport, New York
January 25, 2013

Lloydshare USA, Inc. (A Development Stage Entity)
Balance Sheet
December 31, 2012
(Unaudited)

Assets	
Current assets:	
Cash and cash equivalents	$ -
Prepaid expenses	4,000
Receivable from officer, director, and sole stockholder	78,425
Total current assets	82,425
Other assets	-
Total assets	$ 82,425
Liabilities and Stockholder's Equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 115
Total current liabilities and total liabilities	115
Stockholder's equity:	
Common stock, $0.001 par value; authorized 1,000,000 shares, issued and outstanding 100,000 shares	100
Additional paid-in capital	99,900
Accumulated deficit	(17,690)
Total stockholder's equity	82,310
Total liabilities and stockholder's equity	$ 82,425

See accountant's compilation report and notes to financial statements.

Lloydshare USA, Inc. (A Development Stage Entity)
Income Statement
Period from November 7, 2012 (inception) to December 31, 2012
(Unaudited)

Revenues	$ -
Expenses	
Professional fees	17,639
Other general and administrative expenses	51
Total expenses	17,690
Net loss	$ (17,690)
Net loss per common share- basic and diluted	$ (0.18)
Weighted average shares outstanding used to compute net loss per common share - basic and diluted	100,000

See accountant's compilation report and notes to financial statements.

Lloydshare USA, Inc. (A Development Stage Entity)
Statements of Stockholder's Equity
Period from November 7, 2012 (inception) to December 31, 2012
(Unaudited)

	Common Stock, par value $0.001		Additional Paid-In	Accumulated	Total Stockholder's
	Shares	Par	Capital	Deficit	Equity
Balance, November 7, 2012	-	$ -	$ -	$ -	$ -
Shares subscribed for and issued to Company Chief Executive Officer on November 7, 2012	100,000	100	99,900	-	100,000
Net loss	-	-	-	(17,690)	(17,690)
Balance, December 31, 2012	100,000	100	99,900	(17,690)	82,310

See accountant's compilation report and notes to financial statements.

Lloydshare USA, Inc. (A Development Stage Entity)
Statement of Cash Flows
December 31, 2012
(Unaudited)

Cash Flows From Operating Activities:		
Net loss	$	(17,690)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Costs and expenses paid by Company sole stockholder		21,575
Changes in operating assets and liabilities:		
Prepaid expenses		(4,000)
Accounts payable and accrued expenses		115
Net cash provided by (used in) operating activities		-
Cash Flows From Investing Activities		-
Cash Flows From Financing Activities		-
Net Increase (Decrease) in Cash		-
Cash, beginning of period		-
Cash, end of period	$	-
Supplemental disclosures of cash flow information:		
Interest paid	$	-
Income tax paid	$	-
Supplemental disclosures of non-cash investing and financing activities:		
Receivable from Company sole stockholder in exchange for 100,000 shares of common stock	$	100,000
Payment of Company costs and expenses by Company sole stockholder	$	21,575

See accountant's compilation report and notes to financial statements

1. ORGANIZATION AND NATURE OF BUSINESS

Lloydshare USA, Inc. ("Lloydshare" or "the Company") was incorporated in the State of Delaware on November 7, 2012.

Our plan is to sell Loyalty Repayment Plan Certificates ("LRP Certificates") to persons or entities that have recently purchased vacation/time-shares. The Loyalty Retirement Plan will allow a person to pay an amount equal to 15% of the vacation/time-share purchase price to Lloydshare and in return, Lloydshare will invest 75% of this amount (or 11.25% of the vacation/time-share purchase price) for 25 years, at the end of which time Lloydshare will repay to the purchaser an amount equal to the original purchase price of the vacation/time-share.

As a condition to payment of the specified sum at the end of the Investment Period, the plan participant must continually be in compliance and current with all terms and provisions applicable to the vacation/time-share associated with the LRP Certificate. The failure to comply with any of the vacation ownership rules or regulations, or the failure to pay any dues or fees, upon the due date, can cause an immediate and total forfeiture of the funds invested on behalf of the plan participant.

The Company's revenues will consist of (1) set-up fees equal to 25% of the LRP Certificate purchase price, and (2) investment returns which exceed the actuarially required rate of return to fund all loyalty repayment obligations (after deducting plan participant forfeitures) as they become due at the end of the Investment Period, if any.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited financial statements have been prepared using accounting principles generally accepted in the United States applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. At December 31, 2012, the Company had no cash and no operations. These factors raise substantial doubt about the Company's ability to continue as a going concern.

The Company plans to raise additional funds from its sole stockholder and to commence operations once our Regulation A Offering Statement on Form 1-A is filed with and declared effective by the United States Securities and Exchange Commission (see Note 5). However, there is no assurance that the Company will be successful in accomplishing these objectives.

The accompanying unaudited financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of these uncertainties.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Once operations commence, the Company will recognize as revenue the 25% set-up fees as the LRP Certificates are sold. During the 25 year terms of the LRP Certificates, we will recognize investment income or loss based on investment returns which exceed or are lower than the actuarially required rate of return to fund all loyalty repayment obligations (after deducting plan participant forfeitures) as they become due at the end of the respective Investment Periods.

Income Taxes

The Financial Accounting Standards Board (FASB) has issued FASB ASC 740-10 (Prior authoritative literature: Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109 (FIN 48)). FASB ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with prior literature FASB Statement No. 109, Accounting for Income Taxes. This standard requires a company to determine whether it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position. If the more-likely-than- not threshold is met, a company must measure the tax position to determine the amount to recognize in the financial statements.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Basic and Diluted Net Income (Loss) per Common Share

In accordance with Accounting Standards Codification ("ASC") topic No. 260, "Earnings per Share," basic net income (loss) per common share is based on the weighted average number of common shares outstanding during the periods presented. Diluted net income (loss) per common share is computed using the weighted average number of common shares plus dilutive common share equivalents outstanding during the period.

Recent Accounting Pronouncements

Certain accounting pronouncements have been issued by the FASB and other standard setting organizations which are not effective and have not yet been adopted by the Company. The impact on the Company's financial position and results of operations from adoption of those standards is not expected to be material.

3. RECEIVABLE FROM OFFICER, DIRECTOR, AND SOLE STOCKHOLDER

Mr. Martyn Ravenhill ("Martyn") is the president, chairman of the Board of Directors, and sole stockholder of the Company. Activity relating to the amount due from Martyn from November 7, 2012 (inception) to December 31, 2012 follows:

Subscription to 100,000 shares of common stock at a price of $1.00 per share on November 7, 2012	$ 100,000
Payment of Company costs and expenses from November 7, 2012 (inception) to December 31, 2012	(21,575)
Balance, December 31, 2012	$ 78,425

4. INCOME TAXES

No provision for income taxes was recorded in the period November 7, 2012 (inception) to December 31, 2012 since the Company incurred a net loss in this period.

Based on management's present assessment, the Company has not yet determined it to be more likely than not that a deferred tax asset attributable to the future utilization of the net operating loss carryforward as of December 31, 2012 will be realized. Accordingly, the Company has maintained a 100% valuation allowance against the deferred tax asset in the financial statements at December 31, 2012. The Company will continue to review this valuation allowance and make adjustments as appropriate.

Current United States income tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs. Therefore, the amount available to offset against future taxable income will be limited.

5. COMMITMENTS AND CONTINGENCIES

Agreements with Law Firms

On October 30, 2012, Lloydshare Limited, Inc. (an affiliate of the Company also controlled by Mr. Martyn Ravenhill, the Company's chief executive officer and sole stockholder) executed a Professional Services Agreement with a law firm to form a new Delaware corporation and to assist in preparing documents for a proposed public offering of Loyalty Repayment Plan Certificates pursuant to Regulation A of the Securities Act of 1933. The agreement provided for a $11,000 retainer (which was paid on October 30, 2012). For the period November 7, 2012 (inception) to December 31, 2012, the Company expensed $7,000 of the retainer and $4,000 is included in prepaid expenses at December 31, 2012.

Also on October 30, 2012, Mr. Martyn Ravenhill executed an engagement letter with another law firm to, among other things, assist in the preparation of certain marketing and sales documentation for the Company. The agreement provided for a flat fee of $10,000, all of which was paid and expensed as of December 31, 2012.

Office Arrangement

The Company's office, located in Roseville California, is shared with the Company's corporate law firm on a month-to-month rent-free basis.

Business Conflicts

The officers and directors of the Company are currently involved in other business activities and may become involved in additional business opportunities in the future. As such, they may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

PART III-EXHIBITS

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
1	Certificate of Incorporation
2	Bylaws
3	LRP Certificate
4	Subscription Agreement
5	Opinion of Counsel and Consent (To Be Filed)
6	Accountant's Consent

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned officer, thereunto duly authorized in Los Angeles, California on January 31, 2013.

LLOYDSHARE USA, INC.



By: ____________________________
Martyn Ravenhill
President (Chief Executive Officer)

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

____________________________ Date: ____________________
Martyn Ravenhill, Director

____________________________ Date: ____________________
Jorge Salguero, Director

____________________________ Date: ____________________
Tracey Ravenhill, Director

PART III-EXHIBITS
INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
1	Certificate of Incorporation
2	Bylaws
3	LR Certificate
4	Subscription Agreement
5	Accountant's Consent
6	Opinion of Counsel

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized in Puerto Vallarta, Mexico on January ___, 2013.

LLOYDSHARE USA, INC.

____
MartynRavenhill
President (Chief Executive Officer)

This offering statement has been signed by the following persons in the capacities and on the dates indicated.


MartynRavenhill, Director — Date: 23rd January 2013


Jorge Salguero, Director — Date: 23/JAN/2013


Tracey Ravenhill, Director — Date: 23 January 2013

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:48 PM 11/07/2012
FILED 05:32 PM 11/07/2012
SRV 121205603 - 5238544 FILE

STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
A STOCK CORPORATION

First: The name of this Corporation is LLOYDSHARE USA, INC.

Second: Its registered agent in the State of Delaware is to be located at Paracorp Incorporated 2140 S. Dupont Highway, Camden DE 19934. County of Kent.

Third: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Fourth: The amount of the total stock of this corporation is authorized to issue is One Million shares (1,000,000) with a par value of $0.001 per share.

Fifth: The name and mailing address of the incorporator are as follows:
Name: Roger D. Linn
Mailing Address: 1478 Stone Point Drive, Suite 400, Roseville CA. 95661.

I, The Undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 5th day of November, A.D. 2012.

BY: Roger D. Linn
(Incorporator)

NAME: Roger D. Linn
(type or print)

EXHIBIT
1

BYLAWS

OF

LLOYDSHARE USA, INC.

(A DELAWARE CORPORATION)

EXHIBIT
2

TABLE OF CONTENTS

BYLAWS

OF

LLOYDSHARE USA, INC.

(A DELAWARE CORPORATION)

ARTICLE I

OFFICES

Section 1. Registered Office. The registered office of the corporation in the State of Delaware shall be in the City of Camden, County of Kent.

Section 2. Other Offices. The corporation shall also have and maintain an office or principal place of business at such place as may be fixed by the Board of Directors, and may also have offices at such other places, both within and without the State of Delaware, as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II

CORPORATE SEAL

Section 1. Corporate Seal. The corporate seal shall consist of a die bearing the name of the Corporation and the inscription, "Corporate Seal-Delaware." Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE III

STOCKHOLDERS' MEETINGS

Section 1. Place of Meetings. Meetings of the stockholders of the Corporation shall be held at such place, either within or without the State of Delaware, as may be designated from time to time by the Board of Directors, or, if not so designated, then at the principal office of the Corporation required to be maintained pursuant to Section 2 hereof.

Section 2. Annual Meeting.

(a) The annual meeting of the stockholders of the Corporation, for the purpose of election of directors and for such other business as may lawfully come before it, shall be held on the second Tuesday of May at 10:00 a.m. or on such date and at such time as may be designated by the Board of Directors. Any business, properly brought before the annual meeting may be transacted at an annual meeting

(b) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be: (A) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (B) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (C) otherwise properly brought before the meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation not later than the close of business on the sixtieth (60th) day nor earlier than the close of business on the ninetieth (90th) day prior to the first anniversary of the preceding year's annual meeting; *provided, however,* that in the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than thirty (30) days from the date contemplated at the time of the previous year's proxy statement, notice by the stockholder to be timely must be so received not earlier than the close of business on the ninetieth (90th) day prior to such annual meeting and not later than the close of business on the later of the sixtieth (60th) day prior to such annual meeting or, in the event public announcement of the date of such annual meeting is first made by the Corporation fewer than seventy (70) days prior to the date of such annual meeting, the close of business on the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Corporation. A stockholder's notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and address, as they appear on the Corporation's books, of the stockholder proposing such business, (iii) the class and number of shares of the Corporation which are beneficially owned by the stockholder, (iv) any material interest of the stockholder in such business and (v) any other information that is required to be provided by the stockholder pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "1934 Act"), in his capacity as a proponent to a stockholder proposal. Notwithstanding the foregoing, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholders' meeting, stockholders must provide notice as required by the regulations promulgated under the 1934 Act. Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at any annual meeting except in accordance with the procedures set forth in this paragraph (b). The chairman of the annual meeting shall, if the facts warrant, determine and declare at the meeting that business was not properly brought before the meeting and in accordance with the provisions of this paragraph (b), and, if he should so determine, he shall so declare at the meeting that any such business not properly brought before the meeting shall not be transacted.

(c) For purposes of this Section 5, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the 1934 Act.

Section 3. Special Meetings.

(a) Special meetings of the stockholders of the Corporation may be called, for any purpose or purposes, by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer, (iii) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption) or (iv) by the holders of shares entitled to cast not less than fifty percent (50%) of the votes at the meeting, and shall be held at such place, on such date, and at such time as the Board of Directors shall fix. No business may be transacted at such special meeting otherwise than specified in such notice.

(b) If a special meeting is properly called by any person or persons other than the Board of Directors, the request shall be in writing, specifying the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by telegraphic or other facsimile transmission to the Chairman of the Board of Directors, the Chief Executive Officer, or the Secretary of the Corporation. The Board of Directors shall determine the time and place of such special meeting, which shall be held not less than thirty-five (35) nor more than one hundred twenty (120) days after the date of the receipt of the request. Upon determination of the time and place of the meeting, the officer receiving the request shall cause notice to be given to the stockholders entitled to vote, in accordance with the provisions of Section 7 of these Bylaws. If the notice is not given within sixty (60) days after the receipt of the request, the person or persons properly requesting the meeting may set the time and place of the meeting and give the notice. Nothing contained in this paragraph (b) shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

Section 4. Notice of Meetings. Except as otherwise provided by law or the Certificate of Incorporation, written notice of each meeting of stockholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, date and hour and purpose or purposes of the meeting. Notice of the time, place and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof, either before or after such meeting, and will be waived by any stockholder by his attendance thereat in person or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

If action is proposed to be taken at any meeting for approval of (i) a contract or transaction in which a director has a direct or indirect financial interest, pursuant to the Delaware General

Corporation Law (hereinafter called "the DGCL"), (ii) an amendment of the Certificate of Incorporation, pursuant to the DGCL, (iii) a reorganization of the Corporation, pursuant to the DGCL, (iv) a voluntary dissolution of the Corporation, pursuant to the DGCL, or (v) a distribution in dissolution other than in accordance with the rights of outstanding preferred shares, pursuant to the DGCL, the notice shall also state the general nature of that proposal.

Section 5. Quorum. At all meetings of stockholders, except where otherwise provided by statute or by the Certificate of Incorporation, or by these Bylaws, the presence, in person or by proxy duly authorized, of the holders of a majority of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chairman of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws in all matters other than the election of directors, the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Where a separate vote by a class or classes or series is required, except where otherwise provided by the statute or by the Certificate of Incorporation or these Bylaws, a majority of the outstanding shares of such class or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter and, except where otherwise provided by statute or by the Certificate of Incorporation or these Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of the votes cast by the holders of shares of such class or classes or series shall be the act of such class or classes or series.

Section 6. Adjournment and Notice of Adjourned Meetings. Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the chairman of the meeting or by the vote of a majority of the shares casting votes. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 7. Voting Rights.

(a) Unless otherwise provided in the Certificate of Incorporation or amendment thereto, each stockholder shall be entitled to 1 vote for each share of capital stock held by such stockholder.

(b) For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the Corporation on the record date, as provided in Section 9 of these Bylaws, shall be entitled to vote at any meeting of stockholders. Every person entitled to vote or execute consents shall have the right to do so either in person or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a stockholder.

(c) At a stockholders' meeting at which directors are to be elected, no stockholder shall be entitles to cumulate votes (i.e., cast for any one or more candidates a number of votes greater than the number of the stockholder's shares) unless the candidates' names have been placed in nomination prior to commencement of the voting and a stockholder has given notice prior to commencement of the voting of the stockholder's intention to cumulate votes. If any stockholder has given such notice, then every stockholder entitled to vote may cumulate votes. If any stockholder has given such notice, then every stockholder entitled to vote may cumulate votes for candidates in nomination and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which that stockholder's shares are entitled, or distributed the stockholder's votes on the same principle among any or all of the candidates, as the stockholder thinks fit. In any election of directors, the candidates receiving the highest number of affirmative votes up to the number of directors to be elected, shall be elected; votes against the candidates and votes withheld shall have no effect.

Section 8. Joint Owners of Stock. If shares or other securities having voting power stand of record in the names of two (2) or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two (2) or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect: (a) if only one (1) votes, his act binds all; (b) if more than one (1) votes, the act of the majority so voting binds all; (c) if more than one (1) votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the Delaware Court of Chancery for relief as provided in the DGCL of Delaware, Section 217(b). If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even-split for the purpose of subsection (c) shall be a majority or even-split in interest.

Section 9. Record Date for Stockholders Notice, Voting and Giving Consent. For purposes of determining the stockholders entitled to notice of or to vote at a meeting of the stockholders, or entitled to give consent to corporate action without a meeting, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty (60) days nor less than ten (10) days before the date of any such meeting nor more than sixty (60) days before any such action without a meeting, and in this event only stockholders of record on the date so fixed are entitled to notice or to vote or to give consent, as the case may be, notwithstanding any transfer of any shares on the books of the Corporation after the record date, except as otherwise provided in the DGCL.

If the Board of Directors does not so fix a record date:

(a) The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the business day next preceding the day on which notice is given or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held.

(b) The record date for determining stockholders entitled to give consent to corporate action in writing without a meeting (i) when no prior action by the Board has been taken, shall be the day on which the first written consent is given, or (ii) when prior action of the Board has been taken, shall be at the close of business on the day on which the Board adopts the resolution relating to that action, or the sixtieth (60th) day before the date of such action, whichever is later.

Section 10. Proxies. Every stockholder entitled to vote for directors or on any other matter shall have the right to do so either in person or by one or more agents authorized by a written proxy signed by the stockholder and filed with the Secretary of the Corporation. A proxy shall be deemed signed if the stockholder's name is placed on the proxy (whether by manual signature, typewriting, telecopy transmission, or otherwise) by the stockholder or the stockholder's attorney in fact. A validly executed proxy which does not state that it is irrevocable shall continue in full force and effect unless (i) revoked by the person executing it, before the vote pursuant to that proxy, by a writing and presented to the meeting stating that the proxy is revoked by a subsequent proxy executed by, or attendance at the meeting and voting in person by, the person executing the proxy; or (ii) written notice of the death or incapacity of the maker of that proxy is received by the Corporation before the vote pursuant to that proxy is counted; provided, however, that no proxy shall be valid after the expiration of eleven (11) months from the date of the proxy, unless otherwise provided in the proxy. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of the DGCL.

Section 11. List of Stockholders. The Secretary shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not specified, at the place where the meeting is to be held. The list shall be produced and kept at the time and place of meeting during the whole time thereof and may be inspected by any stockholder who is present.

Section 12. Inspectors of Election. Before any meeting of the stockholders, the Board of Directors may appoint any person other than nominees for office to act as inspectors of election at the meeting or its adjournment. If no inspectors of election are so appointed, the chairman of the meeting may, and on the request of any stockholder of a stockholder's proxy shall, appoint inspectors of election at the meeting. The number of inspectors shall be either one (1) or three (3). If inspectors are appointed at a meeting on the request of one or more stockholders or proxies, the holders of a majority of shares or their proxies present at the meeting shall determine whether one (1) or three (3) inspectors are to be appointed. If any person appointed as inspector fails to appear of refuses to act, the chairman of the meeting may, and upon the request of any stockholder or a stockholder's proxy shall, appoint a person to fill that vacancy.

Section 13. Stockholder Action By Written Consent Without a Meeting.

(a) Unless otherwise provided in the Certificate of Incorporation, any action required by statute to be taken at any annual or special meeting of the stockholders, or any action which may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

(b) Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated consent delivered to the Corporation in the manner herein required, written consents signed by a sufficient number of stockholders to take action are delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

(c) Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing. If the action which is consented to is such as would have required the filing of a certificate under any section of the General Corporation Law of the State of Delaware if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of stockholders, that written consent has been given in accordance with Section 228 of the General Corporation Law of Delaware.

Section 14. Organization.

(a) At every meeting of stockholders, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the President, or, if the President is absent, a chairman of the meeting chosen by a majority in interest of the stockholders entitled to vote, present in person or by proxy, shall act as chairman. The Secretary, or, in his absence, an Assistant Secretary directed to do so by the President, shall act as secretary of the meeting.

(b) The Board of Directors of the Corporation shall be entitled to make such rules or procedures for the conduct of meetings of stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the Corporation and their duly authorized and constituted proxies and such other persons as the chairman shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE IV

DIRECTORS

Section 1. Number and Term of Office.

The authorized number of directors of the Corporation shall be not less than two (2) nor more than five (5). The exact number of directors shall be three (3) until changed, within the limits specified above, by a bylaw amending this Section 1 duly adopted by the board of directors or by a majority of the outstanding stock entitled to vote.

Directors need not be stockholders unless so required by the Certificate of Incorporation. If for any cause, the directors shall not have been elected at an annual meeting, the directors shall continue in office until his/her successor has been duly elected and qualified. Directors may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in these Bylaws.

Section 2. Powers. The powers of the Corporation shall be exercised, its business conducted and its property controlled by the Board of Directors, except as may be otherwise provided by statute or by the Certificate of Incorporation.

Section 3. Election and Term of Office of Directors. Subject to the rights of the holders of any series of preferred stock to elect additional directors under specified circumstances, directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Each director shall serve until his successor has been elected and qualified, or until such director's death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

Section 4. Vacancies.

(a) Unless otherwise provided in the Certificate of Incorporation, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by vote of the stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors or by a sole remaining director. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director's successor shall have been elected and qualified. A vacancy in the Board of Directors shall be deemed to exist under this Bylaw in the case of the death, removal or resignation of any director.

(b) A vacancy created by the removal of a director by the vote or written consent of the stockholders or by court order may be filled only by the vote of a majority of the shares entitled to vote represented at a duly held meeting at which a quorum is present, or by the written consent of holders of a majority of the outstanding shares entitled to vote.

Section 5. Resignation. Any director may resign at any time by delivering his written resignation to the Chairman of the Board, the President or the Secretary, and such resignation can specify whether it will be effective at a particular time, upon receipt by a designated officer or at the pleasure of the Board of Directors. If no such specification is made, it shall be deemed effective at the time written notice is given to the designated officer. When one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each Director so chosen shall hold office for the unexpired portion of the term of the Director whose place shall be vacated and until his successor shall have been duly elected and qualified.

Section 6. Removal. Subject to any limitations imposed by applicable law, the Board of Directors or any director may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of voting stock of the Corporation entitled to vote at an election of directors.

Section 7. Meetings.

(a) Annual Meetings. The annual meeting of the Board of Directors shall be held immediately before or after the annual meeting of stockholders and at the place where such meeting is held. No notice of an annual meeting of the Board of Directors shall be necessary and such meeting shall be held for the purpose of electing officers and transacting such other business as may lawfully come before it.

(b) Regular Meetings. Unless otherwise restricted by the Certificate of Incorporation, regular meetings of the Board of Directors may be held at any time or date and at any place within or without the State of Delaware which has been designated by the Board of Directors and publicized among all directors. No notice shall be required for a regular meeting of directors or the written consent of all directors.

(c) Special Meetings. Unless otherwise restricted by the Certificate of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Delaware whenever called by the Chairman of the Board, the President or any two of the directors.

(d) Telephone Meetings. Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(e) Notice of Meetings. Notice of the time and place of all special meetings of the Board of Directors shall be orally or in writing, by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means, during normal business hours, at least twenty-four (24) hours before the date and time of the meeting, or sent in writing to each director by first class mail, postage prepaid, at least three (3) days before the date of the meeting. Notice of any meeting may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(f) Waiver of Notice. The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present shall sign a written waiver of notice. All such waivers shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 8. Quorum and Voting.

(a) Unless the Certificate of Incorporation requires a greater number and except with respect to indemnification questions arising under Section 43 hereof, for which a quorum shall be one-third of the exact number of directors fixed from time to time, a quorum of the Board of Directors shall consist of a majority of the exact number of directors fixed from time to time by the Board of Directors in accordance with the Certificate of Incorporation; *provided, however,* at any meeting, whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting.

(b) At each meeting of the Board of Directors at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by law, the Certificate of Incorporation or these Bylaws.

Section 9. Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing, and such writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

Section 10. Fees and Compensation. Directors shall be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors. Nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

Section 11. Committees.

(a) Executive Committee. The Board of Directors may appoint an Executive Committee to consist of one (1) or more members of the Board of Directors. The Executive Committee, to the extent permitted by law and provided in the resolution of the Board of Directors shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the Delaware General Corporation Law to be submitted to stockholders for approval, or (ii) adopting, amending or repealing any bylaw of the Corporation.

(b) Other Committees. The Board of Directors may, from time to time, appoint such other committees as may be permitted by law. Such other committees appointed by the Board of Directors shall consist of one (1) or more members of the Board of Directors and shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event shall any such committee have the powers denied to the Executive Committee in these Bylaws.

(c) Term. Each member of a committee of the Board of Directors shall serve a term on the committee coexistent with such member's term on the Board of Directors. The Board of Directors, subject to any requirements of any outstanding series of Preferred Stock the provisions of subsections (a) or (b) of this Bylaw may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member shall terminate on the date of his death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(d) Meetings. Unless the Board of Directors shall otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this

Section 11 shall be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place which has been determined from time to time by such committee, and may be called by any director who is a member of such committee, upon written notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of written notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. A majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee.

Section 12. Organization. At every meeting of the directors, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the President, or if the President is absent, the most senior Vice President (if a director), or, in the absence of any such person, a chairman of the meeting chosen by a majority of the directors present, shall preside over the meeting. The Secretary, or in his absence, any Assistant Secretary directed to do so by the President, shall act as secretary of the meeting.

ARTICLE V

OFFICERS

Section 1. Officers Designated. The officers of the Corporation shall include, if and when designated by the Board of Directors, the Chairman of the Board of Directors, the Chief Executive Officer, the President, one or more Vice Presidents, the Secretary, the Chief Financial Officer, the Treasurer and the Controller, all of whom shall be elected at the annual organizational meeting of the Board of Directors. The Board of Directors may also appoint one or more Assistant Secretaries, Assistant Treasurers, Assistant Controllers and such other officers and agents with such powers and duties as it shall deem necessary. The Board of Directors may assign such additional titles to one or more of the officers as it shall deem appropriate. Any one person may hold any number of offices of the Corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the Corporation shall be fixed by or in the manner designated by the Board of Directors.

Section 2. Tenure and Duties of Officers.

(a) General. All officers shall hold office at the pleasure of the Board of Directors and until their successors shall have been duly appointed and qualified, unless sooner removed. Any officer appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors.

(b) Duties of Chairman of the Board of Directors. The Chairman of the Board of Directors, when present, shall preside at all meetings of the stockholders and the Board of Directors. The Chairman of the Board of Directors shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. If there is no President, then the Chairman of the Board of Directors shall also serve as the Chief Executive Officer of the Corporation and shall have the powers and duties prescribed in paragraph (c) of this Section 2.

(c) Duties of President. The President shall preside at all meetings of the stockholders and at all meetings of the Board of Directors, unless the Chairman of the Board of Directors has been appointed and is present. Unless some other officer has been elected Chief Executive Officer of the Corporation, the President shall be the chief executive officer of the Corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the Corporation. The President shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

(d) Duties of Vice Presidents. The Vice Presidents may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant. The Vice Presidents shall perform other duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(e) Duties of Secretary. The Secretary shall attend all meetings of the stockholders and of the Board of Directors and shall record all acts and proceedings thereof in the minute book of the Corporation. The Secretary shall give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary shall perform all other duties given him in these Bylaws and other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. The President may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(f) Duties of Chief Financial Officer. The Chief Financial Officer shall keep or cause to be kept the books of account of the Corporation in a thorough and proper manner and shall render statements of the financial affairs of the Corporation in such form and as often as required by the Board of Directors or the President. The Chief Financial Officer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the Corporation. The Chief Financial Officer shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time. The President may direct the Treasurer or any Assistant Treasurer, or the Controller or any Assistant Controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

Section 3. Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 4. Resignations. Any officer may resign at any time by giving written notice to the Board of Directors or to the President or to the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the Corporation under any contract with the resigning officer.

Section 5. Removal. Any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written consent of the directors in office at the time, or by any committee or superior officers upon whom such power of removal may have been conferred by the Board of Directors.

ARTICLE VI

RECORDS AND REPORTS

Section 1. Maintenance and Inspection of Share Registrar. The Corporation shall keep at its principal executive office, or at the office of its transfer agent or registrar, if either be appointed and as determined by resolution of the Board of Directors, a record of its stockholders, giving the names and addresses of all stockholders and the number and class of shares held by each stockholder.

Any stockholder, in person or by attorney or other agent, may inspect and copy the records of stockholders' names and addresses and shareholdings during usual business hours upon five (5) days prior written demand on the Corporation and stating the purpose for the inspection which purpose shall be reasonably related to the holder's interest as a stockholder.

Section 2. Maintenance and Inspection of By-Laws. The Corporation shall keep at its principal executive office, or if its principal executive office is not in the State of Delaware, at its principal business office in this state, the original or a copy of the By-Laws as amended to date, which shall be open to inspection by the stockholders at all reasonable times during office hours. If the principal executive office of the Corporation is outside the State of Delaware and the Corporation has no principal business office in this state, the Secretary shall, upon written request of any stockholder, furnish to that stockholder a copy of the By-Laws as amended to date.

Section 3. Maintenance and Inspection of Other Corporate Records. The accounting books and records and minutes of proceedings of the stockholders, the Board of Directors and any committee or committees of the Board of Directors, shall be kept at such place or places designated by the Board of Directors, or, in the absence of such designation, at the principal executive office of the Corporation. The minutes shall be kept in written form and the accounting books and records shall be kept either in written form or in any other form capable of being converted into written form. The minutes and accounting books and records shall be open to inspection upon the written demand of any stockholder, at any reasonable time during usual business hours, for a purpose reasonably related to the holder's interests as a stockholder. The inspection may be made in person or by an agent or attorney, and shall include the right to copy and make extracts. These rights of inspection shall extend to the records of each subsidiary corporation of the Corporation to the extent the Corporation has actual possession and control of such records of such subsidiary.

Section 4. Inspection by Directors. Every director shall have the absolute right at any reasonable time to inspect all books, records and documents of every kind and the physical properties of the Corporation and each of its subsidiary corporations. This inspection by a director may be made in person or by and agent or attorney and the right of inspection includes the right to copy and make extracts of documents.

Section 5. Financial Statements. A copy of any annual financial statements and any income statement of the Corporation for each quarterly period of each fiscal year and any accompanying balance sheet of the Corporation as of the end of each such period, that has been prepared by the Corporation shall be kept on file in the principal executive office of the Corporation for twelve (12) months and each such statement shall be exhibited at all reasonable times to any stockholder demanding an examination of any such statement or a copy shall be mailed to such stockholder.

ARTICLE VII

SHARES OF STOCK

Section 1. Form and Execution of Certificates. Certificates for the shares of stock of the Corporation shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock in the Corporation shall be entitled to have a certificate signed by or in the name of the Corporation by the Chairman of the Board of Directors, or the President or any Vice President and by the Secretary or Assistant Secretary, certifying the number of shares owned by him in the Corporation. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he were such officer, transfer agent, or registrar at the date of issue. Except as otherwise expressly provided by law, the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

Section 2. Lost Certificates. A new certificate or certificates shall be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The Corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or his legal representative, to indemnify the Corporation in such manner as it shall require or to give the Corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

Section 3. Stock Transfers.

(a) Transfers of record of shares of stock of the Corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and upon the surrender of a properly endorsed certificate or certificates for a like number of shares.

(b) The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

Section 4. Fixing Record Dates.

(a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, subject to applicable law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided, however,* that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 5. Registered Stockholders. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by the DGCL.

ARTICLE VIII

EXCULPATION OF DIRECTORS; INDEMNIFICATION OFFICERS AND DIRECTORS, EMPLOYEES AND OTHER AGENTS

Section 1. Limitation on Liability of Directors. A Director shall have no personal liability to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except: (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) as provided under §174 of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit.

Section 2. Indemnification of Directors, Executive Officers, Other Officers, Employees and Other Agents.

(a) Directors and Executive Officers. The Corporation shall indemnify its directors and executive officers (for the purpose of this Article VIII, "executive officers" shall have the meaning defined in Rule 3b-7 promulgated under the 1934 Act) to the fullest extent not prohibited by the DGCL or any other applicable law; *provided, however,* that the Corporation may modify the extent of such indemnification by individual contracts with its directors and executive officers; and, *provided, further,* that the Corporation shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Corporation, (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the Delaware General Corporation Law or any other applicable law or (iv) such indemnification is required to be made under subsection (d).

(b) Other Officers, Employees and Other Agents. The Corporation shall have power to indemnify its other officers, employees and other agents as set forth in the Delaware General Corporation Law or any other applicable law. The Board of Directors shall have the power to delegate the determination of whether indemnification shall be given to any such person to such officers as the Board of Directors may determine.

(c) Expenses. The Corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or executive officer, of the Corporation, or is or was serving at the request of the Corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or executive officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under this Bylaw or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Bylaw, no advance shall be made by the Corporation to an executive officer of the Corporation (except by reason of the fact that such executive officer is or was a director of the Corporation, in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Corporation.

(d) Enforcement. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and executive officers under this Bylaw shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Corporation and the director or executive officer. Any right to indemnification or advances granted by this Bylaw to a director or executive officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting his claim. In connection with any claim for indemnification, the Corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the Delaware General Corporation Law or any other applicable law for the Corporation to indemnify the claimant for the amount claimed. In connection with any claim by an executive officer of the Corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such executive officer is or was a director of the Corporation) for advances, the Corporation shall be entitled to raise a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his conduct was lawful. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Delaware General Corporation Law or any other applicable law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct. In any suit brought by a director or executive officer to enforce a right to indemnification or to an advancement of expenses hereunder, the burden of proving that the director or executive officer is not entitled to be indemnified, or to such advancement of expenses, under this Article VIII or otherwise shall be on the Corporation.

(e) **Non-Exclusivity of Rights.** The rights conferred on any person by this Bylaw shall not be exclusive of any other right which such person may have or hereafter acquire under any applicable statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The Corporation is specifically authorized to enter into individual contracts with any or all of its directors, executive officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the Delaware General Corporation Law or by any other applicable law.

(f) **Survival of Rights.** The rights conferred on any person by this Bylaw shall continue as to a person who has ceased to be a director, officer, employee or other agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(g) **Insurance.** To the fullest extent permitted by the Delaware General Corporation Law or any other applicable law, the Corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Bylaw.

(h) **Amendments.** Any repeal or modification of this Bylaw shall only be prospective and shall not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the Corporation.

(i) **Saving Clause.** If this Bylaw or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each director and executive officer to the full extent not prohibited by any applicable portion of this Bylaw that shall not have been invalidated, or by any other applicable law.

ARTICLE IX

DIVIDENDS

Section 1. Declaration of Dividends. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation and applicable law, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation and applicable law.

Section 2. Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the Board of Directors shall think conducive to the interests of the Corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE X

FISCAL YEAR

Section 1. Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

ARTICLE XI

GENERAL CORPORATION MATTERS

Section 1. Checks, Drafts, Evidences of Indebtedness. All checks, drafts, or other orders for payment of money, notes, or other evidences of indebtedness, issued in the name of or payable to the Corporation, shall be signed or endorsed by such person or persons and in such manner as, from time to time, shall be determined by resolution of the Board of Directors.

Section 2. Corporate Contracts and Instruments; How Executed. The Board of Directors, except as otherwise provided in these By-Laws, may authorize any officer of officers, agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation, and this authority may be general or confined to specific instances; and, unless so authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any account.

Section 3. Representation of Shares of Other Corporations. The Chairman of the Board, the President, or any Vice President, or any other person authorized by resolution of the Board of Directors or by any of the foregoing designated officers, is authorized to vote on behalf of the Corporation any and all shares of or interests in any other corporation or entity, foreign or domestic, standing in the name of the Corporation. The authority granted to these officers to vote or represent on behalf of the Corporation any and all shares or interests held by the Corporation in any other corporation or entity may be exercised by any of these officers in person or by any person authorized to do so by a proxy duly executed by any of these officers.

Section 4. Construction and Definitions. Unless the context requires otherwise, the general provisions, rules of construction and definitions in the Delaware General Corporation Law shall govern the construction of these By-Laws. Without limiting the generality of this provision, the singular number includes the plural, the plural includes the singular, and the term "person" includes both a corporation and a natural person

ARTICLE XII

AMENDMENTS

Section 1. Amendment by Stockholders. New By-Laws may be adopted or these By-Laws may be amended or repealed by the vote or written consent of holders of a majority of the outstanding shares entitled to vote; provided, however, that if the Certificate of Incorporation of the Corporation set forth the number of authorized directors of the Corporation, the authorized number of directors may be changed only by an amendment of the Certificate of Incorporation.

Section 2. Amendment by Directors. Subject to the rights of the stockholders as provided in Section 1 of this Article XII, a By-Law, other than a By-Law or an amendment of a By-Law changing the authorized number of directors, may be adopted, amended or repealed by the Board of Directors.

CERTIFICATE OF SECRETARY

I, the undersigned, certify that:

1. I am the presently elected and acting Secretary of Lloydshare USA, Inc., a Delaware corporation; and

2. The above Bylaws, consisting of twenty one (21) pages, are the Bylaws of this Corporation as adopted by the unanimous written consent of the Board of Directors on November 7th, 2012.

IN WITNESS WHEREOF, I have subscribed my name on November 7th, 2012



Tracey Ravenhill, Secretary

Client No. [ ]

Certificate No. [ ]

LOYALTY REPAYMENT PLAN CERTIFICATE

Date of Certificate ____________________ **Date of Purchase*** ____________________ **Maturity Date** ________________

Certificate Purchase Price $ ____________ **T/S Purchase Price $** ______________________

Other Related Expenses $__________________ **Repayment Amount $** ________________

Name

Permanent Address

Telephone No. Fax or Mobile No. E-mail

Date of Birth Place of Birth Nationality

Name of Beneficiary(ies); POD

* Vacation Ownership Purchase: Resort Name and Location Resort Introduced Plan? YorN

I hereby certify that the above-mentioned Deposit has been received by Lloydshare USA Inc. in accordance with and subject to the Terms and Conditions stated on the reverse of this Certificate. It is also hereby certified that no surrender option exists in relation to this Repayment Plan until the Maturity Date shown above.

Lloydshare USA Inc.
A Delaware Corporation

By ______________________

(Lloydshare\CrtLyltyRpymtPln,2012-12-21)

EXHIBIT 3

TERMS AND CONDITIONS

(Taken from the Lloydshare Loyalty Repayment Plan GUIDE, dated Dec. 21, 2012, which governs this Plan Certificate)

7.3 Purchaser Obligations

7.3.1 Information. The Purchaser will provide true, accurate and continuously up to date information to Lloydshare.
7.3.2 Credit Report. *The Purchaser hereby authorizes the Lloydshare offices to run any credit checks, corporate and individual, as determined to be relevant by Lloydshare staff.*
7.3.4 Signature on File. Should a change in circumstance take place that could affect the Purchaser's signature on file with Lloydshare, an original of the new signature, duly acknowledged before a Notary Public, must be sent to Lloydshare within 45 calendar days of such change in circumstances.
7.3.5 Notification. The Purchaser or its successor must notify Lloydshare in writing, within 90 calendar days, of any changes in any of the following circumstances:

- name,
- address,
- phone numbers,
- fax numbers,
- email addresses,
- marital status,
- subject to material legal proceedings,
- personal bankruptcy or insolvency,
- severe mental illness,
- employment,
- *appointment of a personal legal representative, including by a court or a successor trustee due to substantial mental impairment,*
- death (including an original certified Death Certificate),
- transfer of the linked Vacation Ownership, plus all the above information, as applicable, on the transferee.

Any failure by the Purchaser, next of kin, beneficiary, agent, personal representative, or other successor to the Purchaser to adhere to this notification requirement shall extinguish the Repayment Plan.
7.3.6 Resort Ownership. The Purchaser will notify Lloydshare in writing, within 12 months, of any change in the ownership of the resort or Club where the original/linked Vacation Ownership was purchased.
7.3.7 Decorum. Lloydshare has a duty of care towards its agents, partners and staff. The Purchaser undertakes to maintain courteous relations with all such parties. Should a Purchaser become materially abusive, threatening or offensive, Lloydshare shall take steps to invalidate the Certificate on the ground of a breach of condition. The steps shall consist of one written communication comprising a statement and warning of intent, and shall become effective if the behavior is repeated.
7.3.8 Breaches. The Repayment Plan will be extinguished and no repayment will be made if the Purchaser has breached the Terms and Conditions as set out herein. Breaches shall include, but not be limited to:

- Exceeding payment deadlines in connection with the linked Vacation Ownership three or more times over the period of the Repayment Plan, including purchase payments and regular and special assessments;
- Violating Club, Association or Resort Rules or Governing Documents of the linked resort, as formally determined by the resort or by Lloydshare under Section 7.3.7 above;
- Failure to disclose to Lloydshare material and relevant, required information, or providing false factual information, to be determined at the discretion of Lloydshare;
- Material breach of contract or condition with the linked resort or with Lloydshare, as determined by Lloydshare;
- Bringing the linked resort or Vacation Club into disrepute because of a publicized scandal or by being imprisoned for any indictable offense;
- Generally, doing anything that doesn't keep the linked Vacation Ownership in good standing.

7.4 How to claim your Repayment

7.4.1 Claim. *In order to claim the repayment amount of the Certificate, the Purchaser, or the Purchaser's successor,* **must** *submit to Lloydshare, within* 365 days following the date of maturity of the Certificate:

- a written claim, including who is making the claim and why, and where to send the repayment,
- proof of identity, and
- this original Certificate.

7.4.2 Response. Lloydshare will acknowledge safe receipt of the claim within 14 days of receipt.
7.4.3 Inquiries. In the unlikely event that Lloydshare determines that inquiries are necessary to establish compliance with the Terms and Conditions, the Purchaser shall be informed in writing within 60 days. The date of the notification shall be deemed the commencement of a period of 120 days during which the inquiries shall be concluded. The Purchaser will comply fully with such inquiries. Failure by the Purchaser to comply within the 120 day deadline shall render the claim invalid and extinguish the Repayment Plan.
7.4.4 Method of Payment. In consultation with the Purchaser, Lloydshare will determine the desired method of payment, in accordance with the *systems of the day. Any unusual cost arising from the method of payment specified by the Purchaser will be deducted from the repayment amount.*
7.4.5 Identity. Lloydshare may undertake to perform a suitable identity check, in accordance with the systems of the day, before making payment, and the Purchaser agrees to co-operate with any processes, deemed appropriate by Lloydshare, to assure the integrity of the payment.
7.4.6 Competing Interests. In the event that there are competing interests for the repayment at maturity, Lloydshare reserves the right to retain the repayment amount until the competing parties agree among themselves, or receive a binding court judgment, as to the distribution of the repayment.

SUBSCRIPTION AGREEMENT

LLOYDSHARE USA, INC.

THESE SECURITIES HAVE BEEN QUALIFIED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND ARE BEING PUBLICLY OFFERED IN RELIANCE ON REGULATION A UNDER THE SECURITIES ACT.

The undersigned Subscriber hereby agrees as follows:

1. Background. Lloydshare USA, Inc., a Delaware corporation, ("Company") is in the business of providing a Loyalty Repayment Plan designed to reimburse qualified vacation ownership purchasers the original purchase price of the vacation ownership, as more fully described in the Offering Circular delivered with this Subscription Agreement. Participation in the Loyalty Repayment Plan is referred to herein as the "Securities". The Company cannot accept any subscription until the undersigned has had the opportunity to review the Offering Circular. This Subscription Agreement shall constitute the irrevocable offer of the undersigned to purchase securities of the Company, subject to the terms and conditions set forth in this Agreement. Such offer to purchase the Securities may be accepted only by an authorized agent of the Company, which reserves the right to accept or reject, in whole or in part, any such offer. Section 3 of this Agreement must be completed by the undersigned and, by execution below, the undersigned acknowledges that the Company is relying on the accuracy and completeness hereof in complying with the obligations under applicable securities laws.

2. Subscription. The undersigned hereby irrevocably subscribes to participate in the Loyalty Repayment Plan evidenced by a Certificate ("LRP Certificate") of the Company as more particularly set forth in the signature box below. Each LRP Certificate will represent the right of the holder thereof to receive an amount certain at the end of a 25-year investment period. The undersigned is tendering to the Company:

   a. This Subscription Agreement, fully completed and executed;

   b. An amount equal to the total purchase price for the LRP Certificate by check, credit card charge, money order or wire transfer payable to: "Lloydshare USA, Inc.".

EXHIBIT 4

Contemporaneously with acceptance of this subscription to participate in the Loyalty Repayment Plan through the purchase of an LRP Certificate, the undersigned's subscription payment will be deposited into the Company's operating account to be used as set forth in the Offering Circular. Thereafter the Company will issue to the undersigned the appropriate LRP Certificate(s) representing the securities subscribed for pursuant to this Agreement.

3. General Representations of undersigned Subscriber. The undersigned Subscriber hereby represents and warrants as follows:

a. The undersigned is over the age of 21 years.

b. The undersigned has received and read the Offering Circular dated _________ ___, 2013.

c. The undersigned acknowledges that an investment in the Loyalty Repayment Plan involves a high degree of risk. The undersigned acknowledges that, except as specifically set forth in the Offering Circular, no representations or warranties have been made to him/her, or to his/her advisors, by the Company, or by any person acting on behalf of the Company, with respect to the business of the Company, or any other aspects or consequences of the purchase of and/or investment in the Loyalty Repayment Plan, and that he or she has not relied upon any information concerning the offering, written or oral, other than that contained in the Offering Circular provided to the undersigned.

d. The undersigned acknowledges that this Agreement may be accepted or rejected in whole or in part by the Company and that, to the extent the subscription may be rejected, the accompanying subscription payment will be refunded without payment of interest and without deduction of expenses.

4. Representations Regarding Transfer of Securities. The undersigned understands that the transfer of the LRP Certificate is restricted and, therefore, should be purchased only as a long term investment with no intention to sell, transfer or hypothecate the LRP Certificate.

The Company will notify the undersigned of the acceptance/rejection of this subscription.

The undersigned hereby subscribes to purchase a LRP Certificate for a total purchase price of $_____________ and a Repayment Amount of $____________.

Date: __________________, 2013.

______________________________	______________________________
Print Subscriber's Name	**Print Joint Subscriber's Name**
______________________________	______________________________
Signature	**Signature of Joint Subscriber, If Any**
______________________________	**If LRP Certificate to be issued to an Entity (ie Trust, Corporation):**
Number and Street	
______________________________	______________________________
City, State and Zip code	**Print Name of Signer**
______________________________	______________________________
State of Residence	**Position held**
______________________________	______________________________
E-mail address	**Telephone Number**

____

Type or Print Name of Subscriber(s) in Exact Form to appear on the LRP Certificate

For Lloydshare USA, Inc. Use Only
____ Accepted ____ Rejected By:_________________ Date:_________
If Accepted: Purchaser No. __________ LRP Certificate No. _______

MICHAEL T. STUDER CPA P.C.
18 East Sunrise Highway
Freeport, NY 11520
Phone: (516) 378-1000
Fax: (516) 546-6220

CONSENT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

To the Board of Directors
Lloydshare USA, Inc.

I consent to the inclusion in this Offering Circular of my report dated January 25, 2013 relating to the compilation of the financial statements of Lloydshare USA, Inc. for the period November 7, 2012 (inception) to December 31, 2012.



Michael T. Studer CPA P.C.

Freeport, New York
February 1, 2013

EXHIBIT
6